EXHIBIT 17.1 Correspondence on Departure of Director Mr. Tad Ballantyne

From: Tad Ballantyne
Sent: March 7, 2013 9:15
To: David She; tad ballantyne
Subject: Lawsuit judgement in 5 days

David

A Notice Of motion and Motion Fo Default Judgement is being entered in 5 days in a US court because ALN did not respond to the legal complaint issued.

I hereby am resigning from the board of ALN effective immediately. I am using this email as confirmation to send to the court that I am no longer a director of ALN.

Please prepare the public disclosure of my resignation immediately.

Please give my best to the board and I wish them well in negotiating a fair transaction for all shareholders.

Regards

Tad

Tad Ballantyne